

December 21, 2012

Via E-Mail
Mr. Fritz K. Schaudies
Chief Financial Officer
Midway Gold Corp.
8310 South Valley Highway
Suite 280
Englewood, CO 80112

> **Re: Midway Gold Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **File No. 001-33894**

Dear Mr. Schaudies:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed March 26, 2012

Compensation of Directors and Executive Officers, page 24

1.   We note your named executive officers received higher total compensation in 2011 as a result of increases in base salary, cash bonuses, and increased option awards. However, your compensation discussion and analysis does not address the most important factors considered in your decision to increase compensation in 2011. See Item 402(b)(2)(ix) of Regulation S-K. In addition, you do not provide the table required by Item 402(d) of Regulation S-K or provide a discussion of how these grants factored into your overall compensation program. Please provide us with draft disclosure for inclusion in future filings addressing these matters in greater detail.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Contractual Obligations, page 55

2.   We note that footnote six discloses the existence of various commitments for you to pay amounts in the future to maintain your rights under mineral lease agreements and to incur a prescribed minimum amount of work expenditures on certain projects. With regard to payments not yet made, please tell us how you considered these payments in your requirement to disclose all known contractual obligations in this table pursuant to Item 303(A)(5) of Regulation S-K. If you determine payments should be required, please provide us with an example of your revised future disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining